March 12, 2024

For information on the Tender Offers:

Financial Advisors: (800) 628-1237 Shareholders: (844) 337-4626 or (844) 33-PIMCO

PIMCO Media Relations: (212) 597-1054

PIMCO CORPORATE & INCOME STRATEGY FUND, PIMCO HIGH INCOME FUND, PIMCO INCOME STRATEGY FUND, PIMCO INCOME STRATEGY FUND II, PIMCO CORPORATE & INCOME OPPORTUNITY FUND, PIMCO CALIFORNIA MUNICIPAL INCOME FUND, PIMCO CALIFORNIA MUNICIPAL INCOME FUND II, PIMCO CALIFORNIA MUNICIPAL INCOME FUND III, PIMCO MUNICIPAL INCOME FUND, PIMCO MUNICIPAL INCOME FUND II, PIMCO MUNICIPAL INCOME FUND III, PIMCO NEW YORK MUNICIPAL INCOME FUND, PIMCO NEW YORK MUNICIPAL INCOME FUND II, AND PIMCO NEW YORK MUNICIPAL INCOME FUND III ANNOUNCE TENDER OFFERS FOR AUCTION RATE PREFERRED SHARES

NEW YORK, NY, March 12, 2024 –PIMCO Corporate & Income Strategy Fund (NYSE: PCN), PIMCO High Income Fund (NYSE: PHK), PIMCO Income Strategy Fund (NYSE: PFL), PIMCO Income Strategy Fund II (NYSE: PFN), PIMCO Corporate & Income Opportunity Fund (NYSE: PTY), PIMCO California Municipal Income Fund (NYSE: PCQ), PIMCO California Municipal Income Fund II (NYSE: PCK), PIMCO California Municipal Income Fund III (NYSE: PZC), PIMCO Municipal Income Fund (NYSE: PMF), PIMCO Municipal Income Fund II (NYSE: PML), PIMCO Municipal Income Fund III (NYSE: PMX), PIMCO New York Municipal Income Fund (NYSE: PNF), PIMCO New York Municipal Income Fund II (NYSE: PNI) and PIMCO New York Municipal Income Fund III (NYSE: PYN) (each, a “Fund” and, together, the “Funds”) today announced that each Fund has commenced a voluntary tender offer (each, a “Tender Offer” and, together, the “Tender Offers”) for up to 100% of its outstanding auction rate preferred shares (“ARPS”) at the following percentages of the ARPS’ per share liquidation preference of $25,000 per share (plus any unpaid dividends accrued through the expiration date of the Tender Offer):

Fund	NYSE Ticker	Tender Price
		Percentage	Dollar Amount
PIMCO Corporate & Income Strategy Fund	PCN	94.25%	$23,562.50
PIMCO High Income Fund	PHK	94.25%	$23,562.50
PIMCO Income Strategy Fund	PFL	96%	$24,000
PIMCO Income Strategy Fund II	PFN	96%	$24,000
PIMCO Corporate & Income Opportunity Fund	PTY	98%	$24,500
PIMCO California Municipal Income Fund	PCQ	98%	$24,500
PIMCO California Municipal Income Fund II	PCK	98%	$24,500
PIMCO California Municipal Income Fund III	PZC	98%	$24,500
PIMCO Municipal Income Fund	PMF	98%	$24,500
PIMCO Municipal Income Fund II	PML	98%	$24,500
PIMCO Municipal Income Fund III	PMX	98%	$24,500
PIMCO New York Municipal Income Fund	PNF	98%	$24,500
PIMCO New York Municipal Income Fund II	PNI	98%	$24,500
PIMCO New York Municipal Income Fund III	PYN	98%	$24,500

Each Fund’s Tender Offer will expire at 5:00 P.M., New York City Time, on April 12, 2024, unless the Tender Offer is extended. Each Fund may consider in the future, based upon circumstances existing at such time, what action, if any, to take with respect to any ARPS that remain outstanding after its Offer. PIMCO may recommend, and the Funds’ Boards may determine, at any time to conduct additional tender offers at higher or lower prices or to redeem the ARPS at liquidation preference based on their assessment of market conditions and other factors.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell ARPS of the Funds. The Funds have filed with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a related letter of transmittal and other related documents (the “Tender Offer Documents”). Each Fund’s Tender Offer is conditioned on certain conditions as set forth in the Tender Offer Documents. The Tender Offer Documents will be sent electronically to holders of the ARPS. ARPS holders of a Fund may obtain additional copies of the Tender Offer Documents for such Fund, without charge, by contacting the Information Agent for the Tender Offers, EQ Fund Solutions, LLC, at (877) 478-5044. ARPS holders can also obtain the Tender Offer Documents free of charge on the Securities and Exchange Commission’s website at www.sec.gov. ARPS holders should read these documents and related exhibits for the applicable Fund as the documents contain important information about each Fund’s Tender Offer.

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Any questions regarding the Tender Offers can be directed to the Funds’ Information Agent, EQ Fund Solutions, LLC, at (877) 478-5044. Each Fund’s daily New York Stock Exchange closing market price for its common shares, net asset value per common share, as well as other information, including updated portfolio statistics and performance, are available at www.pimco.com/closedendfunds.

Each Fund may determine to replace all or a portion of the leverage currently obtained through tendered ARPS with other forms of leverage in accordance with the Fund’s investment policies and related public disclosures. There is no guarantee that a Fund will be able to replace all or a portion of the leverage currently obtained through tendered ARPS with leverage at comparable costs and other terms, or will elect to do so, and any replacement leverage may be at a higher interest rate and/or may result in higher costs to the Fund’s common shareholders.

The information on or accessible through www.pimco.com/closedendfunds is not incorporated by reference herein.

About PIMCO

PIMCO was founded in 1971 in Newport Beach, California and is one of the world’s premier fixed income investment managers. Today we have offices across the globe and 3,000+ professionals united by a single purpose: creating opportunities for investors in every environment. PIMCO is owned by Allianz S.E., a leading global diversified financial services provider.

Except for the historical information and discussions contained herein, statements contained in this news release constitute forward-looking statements. These statements may involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including the performance of financial markets, the investment performance of PIMCO’s sponsored investment products and separately managed accounts, general economic conditions, future acquisitions, competitive conditions and government regulations, including changes in tax laws. Readers should carefully consider such factors. Further, such forward-looking statements speak only on the date at which such statements are made. PIMCO undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statement.

This material has been distributed for informational purposes only and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product. Neither the Funds, nor the Funds’ Boards of Trustees, nor PIMCO, makes any recommendation as to whether to tender or not to tender any ARPS in the Tender Offers. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission. PIMCO is a trademark of Allianz Asset Management of America LLC in the United States and throughout the world. PIMCO Investments LLC, 1633 Broadway, New York, NY 10019, is a company of PIMCO. ©2024, PIMCO